UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ovintiv Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-39191 (Commission File Number)	84-4427672 (I.R.S. Employer Identification No.)
Suite 1700, 370 - 17th Street Denver, Colorado (Address of principal executive offices)		80202 (Zip Code)

Corey D. Code
(303) 623-2300

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are included as part of this report.

Exhibit No.	Exhibit Description

Exhibit 2.01	Disclosure of Payments by Resource Extraction Issuer for the fiscal year ended December 31, 2023.

Exhibit 99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OVINTIV INC.

(Registrant)

By:	/s/ Corey D. Code	Date:	September 23, 2024
Name:	Corey D. Code
Title	Executive Vice-President & Chief Financial Officer